UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC File Number
001-08503 (HEI)
001-04955 (Hawaiian Electric)

CUSIP Number
419870100 (HEI)

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒  Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR

For Period Ended: September 30, 2015

☐        Transition Report on Form 10-K
☐        Transition Report on Form 20-F
☐        Transition Report on Form 11-K
☐        Transition Report on Form 10-Q
☐        Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Hawaiian Electric Industries, Inc. (HEI)
Hawaiian Electric Company, Inc. (Hawaiian Electric)
Full Name of Registrant

Not Applicable (HEI and Hawaiian Electric)
Former Name if Applicable

1001 Bishop Street, Suite 2900 (HEI)
900 Richards Street (Hawaiian Electric)
Address of Principal Executive Office (Street and Number)

Honolulu, Hawaii 96813 (HEI and Hawaiian Electric)
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-- NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

As previously reported on Form 8-K filed November 5, 2015 (Form 8-K), HEI and Hawaiian Electric are in the process of restating HEI’s and Hawaiian Electric’s Consolidated Statements of Cash Flows for a) the three months ended March 31, 2015 and 2014, b) the six months ended June 30, 2015 and 2014 and c) the years ended December 31, 2013 and 2012. In addition, they are in the process of revising HEI’s and Hawaiian Electric’s Consolidated Statements of Cash Flows for a) the nine months ended September 30, 2014 and b) the year ended December 31, 2014. Management, in consultation with the HEI and Hawaiian Electric Audit Committees, has determined that a material weakness in HEI’s and Hawaiian Electric’s internal control over financial reporting existed at December 31, 2014. HEI and Hawaiian Electric intend to restate their management reports on internal control over financial reporting and their evaluations of disclosure controls and procedures.
For further information, please see the Form 8-K.

HEI and Hawaiian Electric are unable to file their quarterly report on Form 10-Q for the period ended September 30, 2015 (Form 10-Q) within the required period. HEI and Hawaiian Electric currently intend to file the Form 10-Q, as well as the restated and revised reports, within the five day extension period. HEI issued a press release dated November 5, 2015 regarding its results for the quarter ended September 30, 2015, and HEI does not expect any changes to the financial results contained in the press release to be reflected in the Form 10-Q when filed.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

James A. Ajello (HEI)	(808)	543-7750
Tayne S.K. Sekimura (Hawaiian Electric)	(808)	543-7840
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).    [X] Yes [_] No (HEI and Hawaiian Electric)

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No (HEI and Hawaiian Electric)

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Not applicable.

__________________________________________________________________________________________________

Hawaiian Electric Industries, Inc.
Hawaiian Electric Company, Inc.
____________________________________________
(Name of Registrants as Specified in Charter)

Have caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

HAWAIIAN ELECTRIC INDUSTRIES, INC.	HAWAIIAN ELECTRIC COMPANY, INC.
(Registrant)	(Registrant)
/s/ James A. Ajello	/s/ Tayne S. Y. Sekimura
James A. Ajello	Tayne S. Y. Sekimura
Executive Vice President and	Senior Vice President and
Chief Financial Officer	Chief Financial Officer

Date: November 9, 2015	Date: November 9, 2015